EXHIBIT 99.1



02/CAT/15

Not for release in Australia, Japan and the Republic of Ireland

Page 1 of 1

FOR IMMEDIATE RELEASE

22.00 GMT 17.00 EST Wednesday 27 March 2002

For Further Information Contact:
Cambridge Antibody Technology          Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1763 263 233              Tel: +44 (0) 20 7950 2800
John Aston, Finance Director           Kevin Smith
Rowena Gardner, Head of Corporate      Graham Herring

                                       BMC Communications/The Trout Group (USA)
                                       Tel: 001 212 477 9007
                                       Brad Miles, ext 17 (media)
                                       Brandon Lewis, ext.15 (investors)


              CAMBRIDGE ANTIBODY TECHNOLOGY FURTHER EXTENDS OFFER
                FOR DRUG ROYALTY CORPORATION TO 26 APRIL 2002


Melbourn, UK and Toronto, Canada...Cambridge Antibody Technology Group plc ("CAT") (LSE: CAT; NASDAQ: CATG) announced today that it has extended its offer, through its wholly-owned subsidiary 3982904 Canada Inc., to acquire all of the outstanding common shares of Drug Royalty Corporation Inc. ("DRC") (TSE: DRI) to 9.00 pm (EST) on Friday 26 April 2002. A formal notice of the extension of the offer will be mailed as soon as is practicable.


                                            -ENDS-